UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Tranzyme, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

89413J102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89413J102

1.	Names of Reporting Persons Capital regional et cooperative Desjardins (CRCD) I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,232,301

	6.	Shared Voting Power 29,721

	7.	Sole Dispositive Power 1,232,301

	8.	Shared Dispositive Power 29,721

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,262,022 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1% (3)

12.	Type of Reporting Person (See Instructions) CO

(1) Capital regional et coopérative Desjardins and Desjardins-Innovatech S.E.C. are members of a group for purposes of this Schedule 13G.

(2) Consists of (i) 1,232,301 shares of common stock held of record by Capital regional et coopérative Desjardins and (ii) 29,721 shares of common stock held of record by Desjardins-Innovatech S.E.C.

(3) This percentage is calculated based upon 24,558,845 shares of the Issuer's common stock outstanding as of September 30, 2011, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

CUSIP No. 89413J102

1.	Names of Reporting Persons Desjardins-Innovatech S.E.C. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒ (1)
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Québec, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 29,721

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 29,721

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,721

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% (2)

12.	Type of Reporting Person (See Instructions) PN

(1) Capital regional et coopérative Desjardins and Desjardins-Innovatech S.E.C. are members of a group for purposes of this Schedule 13G.

(2) This percentage is calculated based upon 24,558,845 shares of the Issuer's common stock outstanding as of September 30, 2011, as set forth in the Issuer's quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2011.

Item 1.
	(a)	Name of Issuer Tranzyme, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 4819 Emperor Boulevard, Ste. 400, Durham, North Carolina 27703, United States

Item 2.
	(a)	Name of Person Filing (1) Capital regional et coopératif Desjardins (2) Desjardins-Innovatech S.E.C.
	(b)	Address of Principal Business Office or, if none, Residence 2 Complexe Desjardins, #1717 P.O. Box 760 Montreal, Québec, Canada H5B 1B8
	(c)	Citizenship Each of the Capital regional et coopératif Desjardins and Desjardins-Innovatech S.E.C. is organized in Québec, Canada.
	(d)	Title of Class of Securities Common stock, $0.00001 par value per share (the “Common Stock”).
	(e)	CUSIP Number The CUSIP number of the Common Stock is 89413J102.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) and (b)

Capital regional et cooperative Desjardins beneficially owns 1,262,022 shares of common stock, or 5.1% of the outstanding shares of common stock, which consists of (i) 1,232,301 shares of common stock held of record by Capital regional et cooperative Desjardins and (ii) 29,721 shares of common stock held of record by Desjardins-Innovatech S.E.C.  Desjardins-Innovatech S.E.C. beneficially owns 29,721 shares of common stock, or 0.1%

(c)

Capital regional et coopérative Desjardins has sole power to vote or to direct the vote of 1,232,301 shares of common stock, sole power to dispose or to direct the disposition of 1,232,301 shares of the common stock, shared power to vote or to direct the vote of 29,721 shares of the common stock and shared power to dispose or to direct the disposition of 29,721 shares of the common stock.

Desjardins-Innovatech S.E.C. has sole power to vote or to direct the vote of no shares of common stock, sole power to dispose or to direct the disposition of no shares of the common stock, shared power to vote or to direct the vote of 29,721 shares of the common stock and shared power to dispose or to direct the disposition of 29,721 shares of the common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Capital regional et coopératif Desjardins	Desjardins-Innovatech S.E.C.

By:	/s/ Renaud Lubuis	By:	/s/ Renaud Lubuis
Name:	Renaud Lubuis	Name:	Renaud Lubuis
Title:	Legal Advisor	Title:	Legal Advisor

By:	/s/ Gerald St. Aubin	By:	/s/ Gerald St. Aubin
Name:	Gerald St. Aubin	Name:	Gerald St. Aubin
Title:	Vice-President	Title:	Vice-President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).